



16021479

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-069389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RedTail Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC
Mail Processing
Section

30 Wall Street, 8th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

MAR 01 2016

Washington DC
413

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Caudle (212) 859-5002
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Grassi & Co.
(Name - if individual, state last, first, middle name)

488 Madison Ave, 21st Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Caudle, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of RedTail Capital Markets, LLC, as of February 29, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & Chairman

Title

Subscribed and sworn to before me this 29th day of Feb 2016

Notary Public

Notary Public, State of Michigan
DANIELLE D ONLIN
Notary Public, State of Michigan
County of Oakland
My Commission Expires May 14, 2018
Acting in the County of Oakland

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDTAIL CAPITAL MARKETS, LLC

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
of RedTail Capital Markets, LLC

We have audited the accompanying statement of financial condition of RedTail Capital Markets, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of RedTail Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RedTail Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplementary schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of RedTail Capital Markets, LLC's financial statements. The supplemental information is the responsibility of RedTail Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C

New York, New York
February 29, 2016

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753

488 Madison Avenue, 21st Floor
New York, NY 10022

10 Esquire Road, Suite 4
New City, NY 10956

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets:		
Cash	$	109,670
Accounts receivable		10,418
Prepaid expenses		2,160
Security deposit		10,550
TOTAL ASSETS	$	132,798
Liabilities and Member's Equity:		
LIABILITIES:		
Accounts payable and accrued expenses	$	35,854
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		96,944
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	132,798

The accompanying footnotes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Services income	$	150,803
Other revenue		63
Total revenues		150,866
EXPENSES		
Salaries and related		112,679
Occupancy		72,319
Professional fees		53,152
Communication and data		14,417
Regulatory expenses		7,659
Office and related		5,044
Clearing expenses		5,388
Travel		3,290
Dues and education		2,158
Other		2,752
Banking fees		745
Reimbursed expenses		(5,500)
Total expenses		274,103
Net Loss	$	(123,237)

The accompanying footnotes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at January 1, 2015	$ 95,181
Member's contributions	125,000
Net loss	(123,237)
Balance at December 31, 2015	$ 96,944

The accompanying footnotes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:		
Net loss	$	(123,237)
Adjustments to reconcile net loss to cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(10,418)
Accounts payable and accrued expenses		17,932
Net Cash Used in Operating Activities		(115,723)
Cash Flows From Financing Activities:		
Member's contributions		125,000
Net change in cash and cash equivalents		9,277
Cash - beginning of Year		100,393
Cash - end of Year	$	109,670

The accompanying footnotes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION:

RedTail Capital Markets, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company was founded in October 2013, under the laws of the State of New York, and commenced operations on August 19, 2014. The Company provides investment banking and related financial advisory services to institutional clients. The company operates out of one office in New York City.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES:

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which encompasses the accrual basis of accounting.

Revenue Recognition - The Company records fees as they are earned, based on the services provided, or the closing of certain securities transactions.

Income Tax Status – The Company is a limited liability company and is treated as a sole proprietorship for tax purposes. As a result, no Federal, New York State, or New York City income taxes (if applicable) are provided, as they are the responsibility of the Managing Member.

Rent Expense - Rent expense is recorded on a straight-line basis over the term of the lease. Rent expense was $72,319 for the year ended December 31, 2015.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CONCENTRATION OF CREDIT RISK:

The Company maintains cash balances at one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to a total of $250,000. From time to time, the Company's cash balances at this financial institution may exceed the FDIC insurable limit.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance, as defined, on an ongoing basis, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had a net capital balance of $73,816, which exceeded its requirement by $23,816. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of less than 20:1. At December 31, 2015, this ratio was 0.49:1.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4 - NET CAPITAL REQUIREMENTS (continued):

The Company is exempt from the possession and control provisions of Rule 15c3-3 of the SEC, since the Company's activities are limited to those set forth in the conditions for exemption, pursuant to subsection (k)(2)(ii) of the Rule.

NOTE 5 - COMMITMENTS:

The Company is obligated under a lease agreement for office space, expiring May 31, 2016. The future rent commitment under this agreement is $29,500 for the year ending December 31, 2016.

NOTE 6 – SUBSEQUENT EVENTS:

The Company has evaluated events or transactions that occurred after December 31, 2015 through the date these financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

REDTAIL CAPITAL MARKETS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2015

NET CAPITAL		
Total Member's Equity	$	96,944
DEDUCTIONS AND/OR CHANGES:		
Non-allowable assets		(23,128)
Net Capital	$	73,816
Less: Minimum net capital requirement: (The greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
EXCESS NET CAPITAL	$	23,816
AGGREGATE INDEBTEDNESS	$	35,854
RATIO OF AGGREGATE INDEBTEDNESS-TO-NET CAPITAL		0.49

Reconciliation with Company's computation:
(included in Part IIA of Form X-17a-5,
as of December 31, 2015)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	82,666
Effect of audit adjustments on accounts included in net capital computation:		
Unrecorded liabilities		(8,850)
Net capital per above	$	73,816




GRASSI & CO.

Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
of RedTail Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RedTail Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RedTail Capital Market Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: provision set forth in paragraph (K)(2)(ii) of Rule 15c3-3 Under the Securities Exchange Act of 1934 (the "Exemption provisions") and (2) RedTail Capital Markets, LLC stated that RedTail Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RedTail Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RedTail Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(ii) of Rule 15c3-3 Under the Securities Exchange Act of 1934.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 29, 2016

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753

488 Madison Avenue, 21st Floor
New York, NY 10022

10 Esquire Road, Suite 4
New City, NY 10956


REDTAIL

February 24, 2016

Grassi & Co. CPAs, P.C.
488 Madison Ave.
New York, NY 10022

We, management or audit committee of RedTail Capital Markets, LLC (the "Company") claimed an exemption under SEC Rule 15c3-3. To the best of our knowledge and beliefs, we acknowledged the following:

1. The Company is exempted from SEC Rule 15c3-3 pursuant to the exemption provisions of sub-paragraph (k)(2)(ii)
2. The Company met the identified exemption provision of Rule 15c3-3(k) during the fiscal year ended December 31, 2015 without exception.
3. There were no exceptions noted during the period from January 1, 2015 through December 31, 2015.

Based on our best knowledge and beliefs, we are not aware of any exceptions to the claimed exemptions.

Anthony L. Caudle, Chairman, CEO, Managing Member and CCO

Laura Crosby-Brown

Laura Crosby-Brown, FINOP